UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Morgan, James D
   34 Ironwood Court


   East Amherst, NY  14051
2. Issuer Name and Ticker or Trading Symbol
   Comptek Research, Inc. (CTK)
3. I.R.S. Identification Number of Reporting Person, if an entity
   (Voluntary)

4. Statement for Month/Year
   04/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned
------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans-
                                              action      action
                                              Date        Code
                                              (Month/
                                              Day/Year)   Code V
------------------------------------------------------------------

-----------------------------------------------------------------
4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
  or Disposed of (D)            Securities         Indirect
                A               Beneficially   D   Beneficial
                or              Owned at       or  Ownership
  Amount        D  Price        End of Month   I
-----------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1 through 6)
--------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-
Security                       or Exercise     action
                               Price of        Date
                               Derivative
                               Security
--------------------------------------------------------------
Incentive Stock Option (right  $8.1250         04/01/99
to buy)

----------------------------------------------------------------------
4)Trans-  5)Number of Derivative            6)Date Exercisable and
action    Securities Acquired (A)           Expiration Date
Code      or Disposed of (D)

Code  V   A                D                Exercisable  Expiration
----------------------------------------------------------------------
A     V   10,000.00                         04/01/00 (1) 04/01/09


Table II (PART 2)  Derivative Securities Acquired, Disposed of,
or Beneficially Owned  (Columns 1,3 and 7 through 11)
-----------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
Security                       action    of Underlying
                               Date      Securities


                  -                      Title
-----------------------------------------------------------------------
Incentive Stock Option (right  04/01/99  Common Stock
to buy)

------------------------------------------------------------
               8)Price     9)Number of   10) 11)Nature of
              of Deri-    Derivative        Indirect
              vative      Securities    D   Beneficial
Amount or     Security    Beneficially  or  Ownership
Number of                 Owned at      I
Shares                    End of Month
-------------------------------------------------------------
10,000.00                 10,000.00     D   Direct



Explanation of Responses:

(1)
One-third of total options exercisable per year commencing one year from the date of grant.
-
Stock options granted under the Comptek Research, Inc. Equity
Incentive Plan in transaction exempt under Rule 16b-3.

SIGNATURE OF REPORTING PERSON
/S/ Morgan, James D
DATE